KAYNE ANDERSON MLP INVESTMENT COMPANY
717 Texas Avenue, Suite 3100
Houston, TX 77002

October 6, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

Re: KAYNE ANDERSON MLP INVESTMENT COMPANY (FILE NO. 811-21593)

Kayne Anderson MLP Investment Company (the "Company"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provides the following in connection with the Company’s fidelity bond for the 2010-2011 year:

1.	A copy of the renewal of the bond coverage for the Company (the "Bond") (attached as EX99-1).

2.
A copy of the Board meeting resolutions of the Company, which were adopted by the Board, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Company (attached as EX99-2).

The premium for the Bond was paid through the policy period ending on September 27, 2011.

Please contact the undersigned at 713-493-2038 if you have any questions concerning this filing.

Sincerely,

/s/ Terry Hart Terry Hart Chief Financial Officer and Treasurer